SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOR IMMEDIATE RELEASE                                                                           26 MARCH 2007

                                                            SkyePharma PLC

                                SkyePharma PLC Announces Completion of Disposal of Injectable Business

LONDON,  UK, 26 March 2007 - SkyePharma PLC (LSE: SKP;  Nasdaq:  SKYE) announces that the Paul Capital  Refinancing and the Disposal of the Injectable  Business have been completed.  As such, the Placing of the New Ordinary Shares is no longer  conditional and will raise
£14.8m (net of costs). It is expected that admission and dealings in the new shares will commence at 8.00 a.m. today.

This  completes the major  financial  restructuring  announced on 9 January 2007.  SkyePharma is now able to focus on organic growth of its business by completing the development of its unique combination product Flutiform™  (fluticasone/formoterol  inhalation  treatment for asthma),  which is in phase III development,  as well as seeking  additional  opportunities to leverage the Group's proven range of skills and technologies in developing oral and inhalation products.

Frank Condella, SkyePharma's Chief Executive, said:

"The completion of the disposal has removed the cash burn attributable to the Injectable  Business and has  significantly  strengthened the Company's balance sheet and cash flows.

With the  restructuring  phase now  successfully  completed,  we can focus fully on the development of  SkyePharma's  existing oral and inhalation  product  pipeline,  and seek  further new  opportunities  to exploit our unique  capabilities  in the rapidly  growing drug delivery market."

For further information please contact:
SkyePharma PLC                                                                                +44 (0)20 7491 1777
Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer
Peter Grant, Finance Director

Buchanan Communications                                                                       +44 (0)20 7466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

Trout Group (US)
Seth Lewis                                                                                      +(1) 617-583-1308

Notes for editors

About SkyePharma PLC
Using its  proprietary  drug delivery  technologies,  SkyePharma  develops new  formulations  of known  molecules to provide a clinical advantage and life-cycle  extension.  The Company has nine approved products in the areas of oral, inhalation and topical delivery that are marketed throughout the world by leading pharmaceutical companies. For more information, visit www.skyepharma.com.

About Paul Capital Partners and Paul Capital Healthcare
Paul Capital  Partners  manages  nearly $5 billion in equity  capital  commitments.  The firm has offices in New York,  San  Francisco,
Paris,  London and Toronto.  Paul Capital  Healthcare is one of the largest  dedicated  healthcare  funds  globally,  with $1.4 billion invested in the pharmaceutical, biotechnology, and medical device sectors.  For more information, visit www.paulcapitalhealthcare.com
These materials are not an offer for sale of securities in the United States. The securities in the placing have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and the securities may not be sold in the United States absent registration or an exemption from registration under the Securities Act. The Company does not intend to register any portion of such offering in the United States or to conduct a public offering of the ordinary shares in the United States.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   March 26, 2007